Exhibit 99.1

Neptune Announces Upcoming Conference Attendance

LAVAL, QC, April 29, 2021 /CNW/ - Neptune Wellness Solutions, Inc. ("Neptune" or the "Company") (NASDAQ: NEPT) (TSX: NEPT), a diversified and fully integrated health and wellness company focused on natural, plant-based, sustainable and purpose-driven lifestyle brands, today announced its participation in multiple cannabis investor conferences in May.

Alliance Global Partners Spring Cannabis Conference: On May 4, 2021, Michael Cammarata, President and Chief Executive Officer of Neptune will host investor meetings and participate in a panel discussion on The Evolving Competitive Environment in the Canadian Cannabis Industry.  The presentation may be heard live at 9:00am EST, which can be accessed on the investor section of Neptune's website at www.neptunecorp.com or at the following link  https://us02web.zoom.us/webinar/register/WN_WZ6uIMhSSzasSIuIoTVK1A. A replay will be available after the conclusion of the conference.

Canaccord Genuity Cannabis Virtual Conference: On May 11, 2021 Michael Cammarata and Dr. Toni Rinow, Chief Financial Officer and Global Operating Officer, of Neptune will host investor meetings and present to investors at 4:30 EST.

Women & Wellness Cannabis Virtual Conference: On May 26, 2021 at 12:55pm EST, Dr. Toni Rinow will participate in a panel discussion on Cannabis Operations.  The presentation may be heard live via webcast, which can be accessed by registering for the conference free of charge at the following link https://www.eventbrite.ca/e/wwc-conference-tickets-148030251467.

ABOUT NEPTUNE WELLNESS SOLUTIONS INC.:

Neptune Wellness Solutions is a unique global health and wellness company that is changing consumer habits through the creation and distribution of environmentally friendly, ethical and innovative consumer product goods. Neptune's simultaneous focus on B2C and B2B customer-oriented brand development provides the Company with international reach and scale from its owned and operated facilities that extract and create product formulation, all the way to the sales floor at top global retailers. Underpinned by a disruptive spirit, Neptune's diversified, and fully integrated business model focuses on natural, plant-based, sustainable and purpose-driven lifestyle brands and the use of cannabinoids in household products to make them safer, healthier and more effective. Its portfolio includes emerging brands such as Forest Remedies™, Ocean Remedies™, Neptune Wellness™ and Mood Ring™ which are poised for rapid growth and expansion. Backed with a cost-efficient manufacturing and supply chain infrastructure that can be scaled up and down or into adjacent product categories to identify new innovation opportunities, Neptune quickly adapts to consumer preferences and demand, and is bringing its products as well as other Fortune 100 brands to market through strategic distribution partnerships, mass retail partners and e-commerce channels. Neptune is committed to its core mission of redefining health and wellness and helping humanity thrive by providing sustainable consumer focused solutions. For additional information, please visit: https://www.neptunecorp.com/

FORWARD LOOKING STATEMENTS:

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labelled with the terms "believes", "belief", "expects", "intends", "projects", "anticipates", "will", "should" or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors". Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Neptune Wellness Solutions Inc.

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%CIK: 0001401395

For further information: Amanda Lockington, Marigold PR, amanda@marigoldpr.com, 1-877-681-5541

CO: Neptune Wellness Solutions Inc.

CNW 16:05e 29-APR-21